                               LICENSE AGREEMENT

     LICENSE AGREEMENT, dated as of November 1, 1998 (the "Commencement
Date") by and between STANDARD & POOR'S, a division of The McGraw-Hill Companies, Inc. ("S&P"), a New York corporation, having an office at 25 Broadway, New York, NY 10004, Schwab Capital Trust, on behalf of the Institutional SelectTM S&P 500 Fund, the Institutional SelectTM Large-Cap
Value Index Fund, and the Institutional SelectTM Small-Cap Value Index Fund ("Licensee"), a Massachusetts business trust having an office at 101 Montgomery Street, San Francisco, CA 94104.

     WHEREAS, S&P compiles, calculates, maintains and owns rights in and to and the S&P SmallCap 600/BARRA Value Index, and to the proprietary data contained in each of the foregoing indices (such rights being hereinafter referred to individually as an "S&P Index" and collectively as the "S&P Indices" and

     WHEREAS, S&P uses in commerce and has trade name and trademark rights to the designations "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", "500", "S&P 500/BARRA Value Index", and "S&P SmallCap 600/BARRA Value Index", (such rights being hereinafter individually and collectively referred to as the "S&P Marks"); and

     WHEREAS, Licensee wishes to use an S&P Index as a component of the product or products described in Exhibit A attached hereto and made a part hereof (individually and collectively referred to as the "Product"); and

     WHEREAS, Licensee wishes to use the S&P Marks in connection with the marketing and/or promotion of the Product and in connection with making disclosure about the Product under applicable law, rules and regulations in order to indicate that S&P is the source of the S&P Indices; and

     WHEREAS, Licensee wishes to obtain S&P's authorization to use the S&P Indices and the S&P Marks in connection with the Product pursuant to the terms and conditions hereinafter set forth.

     NOW, THEREFORE, the parties hereto agree as follows:

     1.   Grant of License.
         (a) Subject to the terms and conditions of this Agreement, S&P hereby grants to Licensee a non-transferable, non-exclusive license (i) to use the S&P Indices as a component of the Product to be marketed and/or promoted by Licensee and (ii) to use and refer to the S&P Marks in connection with the distribution, marketing and promotion of the Product (including in the name of the Product) and in connection with making such disclosure about the Product as Licensee deems necessary or desirable under any applicable law, rules, regulations or provisions of this Agreement, but, in each case, only to the extent necessary to indicate the source of the S&P Indices. It is expressly agreed and understood by Licensee that no rights to use the S&P Indices and the S&P Marks are granted hereunder other than those specifically described and expressly granted herein.

         (b) S&P agrees that no person or entity (other than the Licensee) shall need to obtain a license from S&P with respect to the Product.

     2.    Term.
         The term of this Agreement shall commence on the Commencement Date and shall continue in effect thereafter until it is terminated in accordance with its terms.

     3.   License Fees.
         (a) Licensee shall pay to S&P the license fees ("License Fees") specified and provide the data called for in Exhibit B, attached hereto and made a part hereof.

         (b) During the term of this Agreement and for a period of one (1) year after its termination, S&P shall have the right, during normal business hours and upon reasonable notice to Licensee, to audit on a confidential basis the relevant books and records of Licensee to determine that License Fees have been accurately determined. The costs of such audit shall be borne by S&P unless it determines that it has been underpaid by five percent (5%) or more; in such
case, costs of the audit shall be paid by Licensee. (c)   Licensee agrees and
acknowledges that the license granted pursuant to this Agreement is limited to the Product(s) identified and described in Exhibit A and that if Licensee wishes to use an S&P Index and/or S&P Marks in connection with any additional Product(s), it shall first be required to enter into a written amendment to this Agreement on terms mutually acceptable to S&P and Licensee.

     4.   Termination.
         (a) At any time during the term of this Agreement, either party may give the other party sixty (60) days prior written notice of termination if the terminating party reasonably believes that material damage or harm is occurring to the reputation or goodwill of that party by reason of its continued performance hereunder, and such notice shall be effective on the date specified therein of such termination, unless the other party shall correct the condition causing such damage or harm within the notice period.

         (b) In the case of breach of any of the material terms or conditions of this Agreement by either party, the other party may terminate this Agreement by giving sixty (60) days prior written notice of its intent to terminate, and such notice shall be effective on the date specified therein for such termination unless the breaching party shall correct such breach within the notice period.

         (c) S&P shall have the right, in its sole discretion, to cease compilation and publication of an S&P Index and, in such event, to terminate this Agreement if S&P does not offer a replacement or substitute index. In the event that S&P intends to discontinue an S&P Index, S&P shall give Licensee at least one (1) year's written notice prior to such discontinuance, which notice shall specify whether a replacement or substitute index will be made available.

         Licensee shall have the option hereunder within sixty (60) days after receiving such written notice from S&P to notify S&P in writing of its intent to use the replacement or substitute index, if any, under the terms of this Agreement. In the event that Licensee does not exercise such option or no substitute or replacement index is made available, this Agreement shall be terminated as of the date specified in the S&P notice and the License Fees to the date of such termination shall be computed as provided in Subsection 4(f).

         (d) Licensee may terminate this Agreement upon ninety (90) days prior written notice to S&P if (i) Licensee is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in Licensee's reasonable judgment materially impairs Licensee's ability to market and/or promote the Product; (ii) any material litigation or regulatory proceeding regarding the Product is threatened or commenced; or (iii) Licensee elects to terminate the public offering or other distribution of the Product, as may be applicable. In such event the License Fees to the date of such termination shall be computed as provided in Subsection 4(f).

         (e) S&P may terminate this Agreement upon ninety (90) days (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) S&P is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in S&P's reasonable judgment materially impairs S&P's ability to license and provide an S&P Index and S&P Marks under this Agreement in connection with such Product; or
(ii) any litigation or proceeding is threatened or commenced and S&P reasonably believes that such litigation or proceeding would have a material and adverse effect upon the S&P Marks and/or an S&P Index or upon the ability of S&P to perform under this Agreement. In such event the License Fees to the date of such termination shall be computed as provided in Subsection 4(f).

         (f) In the event of termination of this Agreement as provided in Subsections 4(a), (b), (c), (d) or (e), the License Fees to the date of such termination shall be computed by prorating the amount of the applicable License Fees shown in Exhibit B on the basis of the number of elapsed days in the current term.

         (g) Upon termination of this Agreement, Licensee shall cease to use the S&P Index and the S&P Marks in connection with the Product; provided that Licensee may continue to utilize any previously printed materials which contain the S&P Marks for a period of ninety (90) days following such termination.

         (h) For avoidance of doubt, a termination of the License Agreement with respect to an individual S&P Index shall not affect the parties' respective representations, warranties, rights, obligations, covenants and agreements with respect to the S&P Indexes (if any) that are not affected by such termination.

     5.   S&P's Obligations.
         (a) It is the policy of S&P to prohibit its employees who are directly responsible for changes in the components of the S&P Indices from purchasing or beneficially owning any interest in the Product and S&P believes that its employees comply with such policy. Licensee shall have no responsibility for ensuring that such S&P employees comply with such S&P policy and shall have no duty to inquire whether any investors or sellers of the Product are such S&P employees. S&P shall have no liability to the Licensee with respect to its employees' adherence or failure to adhere to such policy.

         (b) S&P shall not and is in no way obliged to engage in any marketing or promotional activities in connection with the Product or in making any representation or statement to investors or prospective investors in connection with the promotion by Licensee of the Product.

         (c) S&P agrees to provide reasonable support for Licensee's development and educational efforts with respect to the Product as follows:
(i) S&P shall provide Licensee, upon request but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or on behalf of S&P with respect to the

Product as follows: (i) S&P shall provide Licensee, upon request but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or behalf of S&P with respect to the S&P Indices; and (ii) S&P shall respond in a timely fashion to any reasonable requests for information by Licensee regarding the S&P Indices.

         (d) S&P or its agent shall calculate and disseminate the S&P Indices at least once each fifteen (15) seconds in accordance with its current procedures, which procedures may be modified by S&P.

         (e) S&P shall promptly correct or instruct its agent to correct any mathematical errors made in S&P's computations of an S&P Index which are brought to S&P's attention by Licensee, provided that nothing in this Section 5 shall give Licensee the right to exercise any judgment or require any changes with respect to S&P's method of composing, calculating or determining the S&P Indices; and, provided further, that nothing herein shall be deemed to modify the provisions of Section 9 of this Agreement.

          6.   Informational Materials Review.
         Licensee shall use its best efforts to protect the goodwill and reputation of S&P and of the S&P Marks in connection with its use of the S&P Marks under this Agreement. Licensee shall submit to S&P for its review and approval all informational materials pertaining to and to be used in connection with the Product, including, where applicable, all prospectuses, plans, registration statements, application forms, contracts, videos, advertisements, brochures and promotional and any other similar informational materials (including documents required to be filed with governmental or regulatory agencies) that in any way use or refer to S&P, the S&P Indices, or the S&P Marks (the

"Informational Materials"). S&P's approval shall be required with respect to the use of and description of S&P, the S&P Marks and the S&P Indices and shall not be unreasonably withheld or delayed by S&P. Specifically, S&P shall notify Licensee, by facsimile transmission in accordance with Subsection 12(d) hereof, of its approval or disapproval of any Informational Materials within twenty-four (24) hours (excluding Saturday, Sunday and New York Stock Exchange Holidays) following receipt thereof from Licensee. Any disapproval shall indicate S&P's reasons therefor. Any failure by S&P to respond within such twenty-four (24) hour period shall be deemed to constitute a waiver of S&P's right to review such Informational Materials. Informational Materials shall be addressed to S&P, c/o Jacqueline Meziani, Specialist - Index Licensing/Marketing, Equity Index Services, at the address specified in Subsection 12(d). Informational Materials may be submitted via facsimile (to 212-208-8911 or 212-412-0429) if they are less than 20 pages and legible after transmission. Once Informational Materials have been approved by S&P, subsequent Informational Materials which do not alter the use or description of S&P, the S&P Marks or the S&P Indices need not be submitted for review and approval by S&P.

   7.  Protection of Value of License.
     (a) During the term of this Agreement, S&P shall use its best efforts to maintain in full force and effect federal registrations for "Standard & Poor's(R)", "S&P(R)", and "S&P 500(R)". S&P shall at S&P's own expense and sole discretion exercise S&P's common law and statutory rights against infringement of the S&P Marks, copyrights and other proprietary rights.

     (b) Licensee shall cooperate with S&P in the maintenance of such rights and registrations and shall take such actions and execute such instruments as S&P may from time to time reasonably request, and shall use the following notice when referring to the S&P Indices or the S&P Marks in any Informational Material:

         "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", "500", S&P 500/BARRA Value Index, S&P SmallCap 600/BARRA
         Growth Index, S&P SmallCap 600/BARRA Value Index are trademarks of
         The McGraw-Hill Companies, Inc. and have been licensed for use by Schwab Capital Trust and the following series: Institutional SelectTM S&P 500 Fund, the Institutional SelectTM Large-Cap Value Index Fund, and the Institutional SelectTM Small-Cap Value Index Fund. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product.

or such similar language as may be approved in advance by S&P, it being understood that such notice need only refer to the specific S&P Index and related S&P Marks to which the relevant Informational Materials relate.


     8.   Proprietary Rights.
         (a) Licensee acknowledges that the S&P Indices are selected, coordinated, arranged and prepared by S&P through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by S&P. Licensee also acknowledges that the S&P Indices and the S&P Marks are the exclusive property of S&P, that S&P has and retains all proprietary rights therein (including, but not limited to trademarks and copyrights) and that the S&P Indices and their compilation and composition and changes therein are in the control and discretion of S&P.

     (b) S&P reserves all rights with respect to the S&P Indices and the S&P Marks except those expressly licensed to Licensee hereunder.

     (c) Each party shall treat as confidential and shall not disclose or transmit to any third party any documentation or other written materials that are marked as "Confidential and Proprietary" by the providing party ("Confidential Information"). Confidential Information shall not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement with regard to such information) or
(ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, either party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by the other party for disclosure or
(b) required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of such required disclosure is given to the other party and provided further that the providing party shall cooperate with the other party to limit the extent of such disclosure. The provisions of this Subsection 8(c) shall survive any termination of this Agreement for a period of five (5) years from disclosure by either party to the other of the last item of such Confidential Information.

   9.  Warranties; Disclaimers.

         (a) S&P represents and warrants that S&P has the right to grant the rights granted to Licensee herein and that, subject to the terms and conditions of this Agreement, the license granted herein shall not infringe any trademark, copyright or other proprietary right of any person not a party to this
Agreement. (b)   Licensee agrees expressly to be bound itself by and furthermore to include all of the following disclaimers and limitations in each prospectus or each Statement of Additional Information ("SAI") relating to the Product, provided the SAI is incorporated by reference into the prospectus and the prospectus contains disclosure regarding the S&P Indices that conforms to the notice in Subsection 7(b), including a cross reference to the SAI disclosure. Licensee shall furnish a copy of the prospectus and SAI thereof to S&P:

         The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the the S&P 500 Composite Stock Price Index, the S&P 500/BARRA Value Index, and the S&P SmallCap 600/BARRA Value Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the the S&P 500 Composite Stock Price Index, the S&P 500/BARRA Value Index, and the S&P SmallCap 600/BARRA Value Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P 500 Composite Stock Price Index, the S&P 500/BARRA Value Index, and the S&P SmallCap 600/BARRA Value Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

         S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 COMPOSITE STOCK PRICE INDEX, THE S&P 500/BARRA VALUE INDEX, AND THE S&P SMALLCAP 600/BARRA VALUE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 COMPOSITE STOCK PRICE INDEX, THE S&P 500/BARRA VALUE INDEX, AND THE S&P SMALLCAP 600/BARRA VALUE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 COMPOSITE STOCK PRICE INDEX, THE S&P 500/BARRA VALUE INDEX, AND THE S&P SMALLCAP 600/BARRA VALUE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

         Any changes in the foregoing disclaimers and limitations must be approved in advance in writing by an authorized officer of S&P.

         (c) Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it.

   (d) Licensee represents and warrants to S&P that the Product shall at all times comply with the description in Exhibit A.

   (e) Licensee represents and warrants to S&P that the Product shall not violate any material applicable law, which violation has or can be expected to have a material adverse effect on S&P, including but not limited to any material banking, commodities and securities laws.

   (f) Neither party shall have any liability for lost profits or indirect, punitive, special, or consequential damages arising out of this Agreement, even if notified of the possibility of such damages. Without diminishing the disclaimers and limitations set forth in Subsection 9(b), or the indemnification obligations of either party under Subsections 10(a) or 10(b), in no event shall the cumulative liability of either party exceed the average annual License Fees actually paid to S&P hereunder.


   (g) Use of any marks by Licensee in connection with its Product (including in the name of such Product) which are not the S&P Marks is at Licensee's sole risk.

   (h) The provisions of this Section 9 shall survive any termination of this Agreement.

   10. Indemnification.
   (a) Licensee shall indemnify and hold harmless S&P, its affiliates judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to (a) any breach by Licensee of its representations or warranties under this Agreement, or (b) the Product; provided, however, that S&P notifies Licensee promptly of any such claim, action or proceeding. Licensee shall periodically reimburse S&P for its reasonable expenses incurred under this Subsection 10(a). S&P shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensee without waiving the indemnity hereunder. Licensee, in the defense of any such claim, action or proceeding except with the written consent of S&P, shall not consent to entry of any judgment or enter into any settlement which either (a) does not include, as an unconditional term, the grant by the claimant to S&P of a release of all liabilities in respect of such claims or (b) otherwise adversely affects the rights of S&P. This provision shall survive the termination or expiration of this Agreement.

         (b) S&P shall indemnify and hold harmless Licensee, its affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to any breach by S&P of its representations or warranties under this Agreement; provided, however, that (a) Licensee notifies S&P promptly of any such claim, action or proceeding; (b) Licensee grants S&P control of its defense and/or settlement; and (c) Licensee cooperates with S&P in the defense thereof. S&P shall periodically reimburse Licensee for its reasonable expenses incurred under this Subsection 10(b). Licensee shall have the proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of S&P without waiving the indemnity hereunder. S&P, in the defense of any such claim, action or proceeding, except with the written consent of Licensee, shall not consent to entry of any judgment or enter into any settlement which either
(a) does not include, as an unconditional term, the grant by the claimant to Licensee of a release of all liabilities in respect of such claims or (b) otherwise adversely affects the rights of Licensee. This provision shall survive the termination or expiration of this Agreement.

     11.   Suspension of Performance.
         Neither S&P nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

     12.   Other Matters.
         (a) This Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party, without prior written consent of the other party, and any attempt to so assign or transfer this Agreement without such written consent shall be null and void.

         (b) This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

         (c) No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

         (d) Except as set forth in Section 6 hereof with respect to Informational Materials, all notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by facsimile transmission to the address or facsimile number set forth below or such address or facsimile number as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

         Notice to S&P:  Standard & Poor's
                      25 Broadway
                      New York, NY 10004
                      Attn.: Robert Shakotko
                            Senior Vice President
                            Index Services
                            Fax #: (212) 208-8911

         Notice to Licensee: Schwab Capital Trust
                           101 Montgomery Street
                           San Francisco, CA 94104

                           Attn: Frances Cole, Secretary
                           Fax #: 415-667-3440

         (e) This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York.

         (f) Each party agrees that in connection with any legal action or proceeding arising with respect to this Agreement, they will bring such action or proceeding only in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York in and for the First Judicial Department or the United States District Court for the Northern District of California or state court in the City and County of San Francisco, and each party agrees to submit to the jurisdiction of such court and venue in such court and to waive any claim that such court is an inconvenient forum.

         (g) The name "Schwab Capital Trust" refers to the Schwab Capital Trust and its Trustees, as Trustees but not individually or personally, acting under a Declaration of Trust dated May 7, 1993. The obligations of the Schwab Capital Trust entered into in the name of or on behalf of the Schwab Capital Trust by any of the Trustees, representatives or agents are made not individually, but in such Schwab Fund Family capacities. Such obligations are not binding upon any of the Trustees, shareholders or representatives of the Schwab Capital Trust personally, but bind only the assets of the Schwab Capital Trust belonging to such series for the enforcement of any claims against the Schwab Fund family.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

SCHWAB CAPITAL TRUST                                        STANDARD & POOR'S
on behalf of The Funds                                      a division of
listed on Exhibit A hereto                                  The McGraw-Hill Companies, Inc.



BY: ___________________________                             BY: ___________________________


_______________________________                             _______________________________
         (Print Name)                                                 (Print Name)

_______________________________                             _______________________________
         (Print Title)                                                (Print Title)

                                      -18-

                                   EXHIBIT A

                              PRODUCT DESCRIPTION

Product: The Institutional SelectTM S&P 500 Fund, the Institutional SelectTM Large-Cap Value Index Fund, and the Institutional SelectTM Small-Cap Value Index Fund of Schwab Capital Trust (each, a "Product") are publicly offered mutual funds each of whose investment objective is to seek high total return by tracking the price and yield performance of publicly-traded common stocks of companies as represented by an S&P Index.

                                   EXHIBIT B
                                  LICENSE FEES

Licensee shall pay S&P License Fees computed as follows:

With respect to each individual Product issued pursuant to this Agreement, the annual License Fee shall be the greater of the applicable Minimum Annual Fee (as defined below) or one-tenth basis point (.00001) of the average daily net assets of the Product computed quarterly.

Product                                            Minimum Annual Fee
S&P 500 Fund                                       $5,000 in year one of the Agreement
                                                   $7,500 in year two of the Agreement
                                                   $10,000 in year three and each subsequent year of the Agreement

Large-Cap Value Index Fund                         $2,500 in year one of the Agreement
                                                   $5,000 in year two of the Agreement
                                                   $7,500 in year three of the Agreement
                                                   $10,000 in year four and each subsequent year of the Agreement

Small-Cap Value Index Fund                         $2,500 in year one of the Agreement
                                                   $5,000 in year two of the Agreement
                                                   $7,500 in year three of the Agreement
                                                   $10,000 in year four and each subsequent year of the Agreement

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
The Minimum Annual Fee shall be payable on the Commencement Date and each one-year anniversary thereof. Amounts in excess of the Minimum Annual Fee shall be paid to S&P within thirty (30) days after the close of each calendar quarter in which they are incurred; each such payment shall be accompanied by a statement setting forth the basis for its calculation.


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